Exhibit 99.4
ANGLO-CANADIAN URANIUM CORP.
#1150, 355 Burrard Street
Vancouver, BC V6C 2G8
Tel: (604) 669.6807
Fax: (604) 669.5715

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of ANGLO-CANADIAN URANIUM CORP. (the "Company") will be held at Suite 1150, 355 Burrard Street, in the City of Vancouver, BC, on Monday, the 14th day of January, 2008 at the hour of 11:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.	To receive and consider the Report of the Directors to the Shareholders.

2.	To receive and consider the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended July 31, 2007.

3.	To appoint the auditor for the Company to hold office until the next annual general meeting of the Company.

4.	To authorize the directors to fix the remuneration to be paid to the auditor for the Company.

5.	To fix the number of directors at four.

6.	To elect directors to hold office until the next annual general meeting of the Company.

7.	To approve an amendment to stock options granted to a director and officer of the Company to reduce the exercise price to $0.24 per share.

8.	To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Form of Proxy and to mail it or deposit it with the Company’s transfer agent, Equity Transfer & Trust Company, at 505 3rd Street SW, Suite 850, Calgary, Alberta, T2P 3E6. In order to be valid and acted upon at the meeting, Instruments of Proxy must be received at the aforesaid address not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof or by the Chairman of the meeting at the scheduled commencement of the meeting.

The Company has fixed the close of business on the 10th day of December, 2007 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 12th day of December, 2007.

By Order of the Board of
ANGLO-CANADIAN URANIUM CORP.

“Donna M. Moroney”
Donna M. Moroney,
Corporate Secretary